SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 5, 2015

On August 5, 2015, at 12:00 p.m., at the Company’s offices located at Rua Lemos de Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, pursuant to the signatures placed at the end of these minutes. Officers Gustavo Valverde, Mario Augusto da Silva, Luciano Nitrini Guidolin, Marcelo Cerqueira, and also Messrs. Pedro Freitas, Roberto Bischoff and Guilherme Furtado were also present.  The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, presided over the meeting and Mrs. Marcella Menezes acted as secretary. AGENDA: I) Subjects for deliberation: After due analysis of the related documentation previously forwarded to the Board Members for cognizance, pursuant to the Internal Regulations thereof, which shall remain duly filed at the Company’s headquarters, the following resolution was approved by unanimous vote of the attendees, under the terms and conditions contained in the respective PD: 1) PD.CA/BAK-10/2015 – Establishment of Guarantee for the Contracting of Financing with BNDES, in second priority, over the manufacturing unit owned by Braskem S.A., located in the Municipality of Paulínia – SP, described and characterized in records No. 4.735, in book 2 of the 4th Real Estate Registry Office of the Judicial District of Campinas/SP, and in fourth priority, over the manufacturing unit owned by Braskem S.A., located in Maceió – AL, described and characterized in record No. 6.807, in book 2 of the 2nd Real Estate and Mortgage Registry Office of the Judicial District of Maceió/AL. II) Subjects for Acknowledgment: Presentations and reports were made by the respective persons in charge regarding the following themes: (a) Braskem’s results for the 2nd quarter of 2015; (b) Ethylene Project XXI; (c) Voluntary Investigation; and (d) process of negotiation of renewal of the CHESF energy contract. III) Subjects of Interest to the Company: Nothing to record. IV) Closing of the Minutes: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, August 5, 2015. Sgd.: Newton Sergio de Souza – Chairman; Marcella Menezes – Secretary; Alfredo Lisboa Ribeiro Tellechea, Álvaro Fernandes da Cunha Filho, Andrea Damiani Maia de Andrade, Antonio Aparecida de Oliveira, Antonio Rubens Silva Silvino, Daniel Bezerra Villar, Marcela Aparecida Drehmer Andrade, Mauricio Roberto de Carvalho Ferro, Patrick Horbach Fairon and Roberto Zurli Machado.

The above matches the original recorded in the proper book.

Marcella Menezes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.